Exhibit 99.1

Ballard announces global manufacturing strategy, including plan to invest $130 million in MEA manufacturing facility and R&D center in Shanghai, China

VANCOUVER, BC and SHANGHAI, Sept. 30, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) announced today its strategy 'local for local' where it plans to deepen its global manufacturing footprint in Europe, the United States and China to support global market demand growth through 2030. As part of this strategy, Ballard has entered into an investment agreement with the Government of Anting in Shanghai's Jiading District to establish its new China headquarters, membrane electrode assembly (MEA) manufacturing facility and R&D center at a site strategically located at the Jiading Hydrogen Port, located in one of China's leading automotive industry clusters.

Ballard plans to invest approximately $130 million over the next three years, which will enable annual production capacity at the new MEA production facility of approximately 13 million MEAs, which will supply approximately 20,000 engines. Ballard expects to be able to achieve significant capacity expansion of this facility in future phases with much lower capital requirements. The facility will also include space to assemble approximately 600 engines annually to support the production and sale of Ballard engines in the rail, marine, off-road and stationary markets in China, as well as for certain export markets.

In 2021, Ballard completed its MEA manufacturing expansion in Canada, which is critical as the MEA is the core technology and limiting factor for Ballard's global fuel cell engine production capabilities. With the new MEA capacity coming online in China, Ballard now expects its global MEA capacity to support total demand requirements through the second half of the decade.

This investment is expected to reduce MEA manufacturing costs, align with China's fuel cell value chain localization policy, and position Ballard more strongly in the hydrogen fuel cell demonstration cluster regions and for the post-subsidy market.

The facility is planned to be in operation in 2025 to meet expected market demand in China, including from the Weichai-Ballard Joint Venture (WBJV) for the bus, truck and forklift markets, as well as other opportunities outside the WBJV scope. The annual production capacity of the Weichai-Ballard joint venture facility located in Weifang, Shandong is approximately 40,000 stacks and 20,000 engines.

"Our global manufacturing vision for 2030 is to have scaled 'local for local' manufacturing of leading fuel cell engines and components in our core regional markets of Europe, North America and China to support future industry growth patterns and volumes across our verticals. In the case of China, we already have volume manufacturing capacity for fuel cell engines, bipolar plates and stack assembly at our WBJV. With our continued high conviction on long-term scaled adoption in China of fuel cell electric vehicles for medium- and heavy-duty motive applications, we are now addressing long-term capacity in that market for our proprietary MEAs," said Randy MacEwen, Ballard's Chief Executive Officer. "We believe China is a market headed for a significant demand break-out as hydrogen infrastructure scales over the coming years and as our new MEA production facility comes online."

"To be competitive in China requires investment in China," commented Alfred Wong, Ballard China CEO. "This new MEA manufacturing facility will significantly reduce MEA production costs, improve China market access and meet long-term market demand, including providing MEA supply to our Weichai-Ballard JV. We are thrilled to be partnering with Anting, Jiading District, which has quickly become a key hydrogen technology hub in China."

Ballard will also be setting up an R&D and innovation center at the same site. The center will be focused on MEA research to achieve key corporate technical advancements, support cost reduction initiatives, and engage the emerging China local supply chain for fuel cell materials and components.

Ballard also announced today that it has signed a non-binding memorandum of understanding with Weichai Power whereby Weichai Power plans to make an equity investment for 2% of Ballard's new MEA manufacturing company.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned operations expansion in China, related investments, product cost and market impacts, and anticipated implementation timeline. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations, +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 30-SEP-22